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AKAMAI CONTACTS:
Jeff Young                                                   Steven Wolfe
Media Relations                                              Investor Relations
617-250-3913                                                 617-250-4724
jyoung@akamai.com                                            swolfe@akamai.com



                        AKAMAI UPDATES FINANCIAL GUIDANCE

              Company to Hold Investor Call Today at 5:00 p.m. EST

- Narrower than expected loss on lower than expected revenue estimated for first quarter of 2001

-    Lower revenue guidance provided for full year 2001

-    Expected date for EBIDTA break-even moved earlier to second quarter of 2002


CAMBRIDGE, MA- APRIL 4, 2001 - Akamai Technologies, Inc., the leading Content Delivery Service Provider (CDSP), today issued updated financial guidance for its first quarter ended March 31, 2001, and full-year 2001.

- First quarter 2001 revenue is now expected to be in the range of $39 to $41 million, compared to previous guidance of $45 million.

- First quarter 2001 earnings before interest, taxes, depreciation and amortization (EBITDA) are expected to be a loss of $35 to $38 million, compared to previous guidance of a loss of $45 million.

- First quarter 2001 capital expenditures are expected to be in the range of $23 to $25 million.

- Full year 2001 revenue is expected to be in the range of $175 to $190 million, compared to previous guidance of $240 to $250 million.

- Full year 2001 earnings before interest, taxes, depreciation and amortization (EBITDA) are expected to be a loss of $110 to $120 million compared to previous guidance of a loss of $140 to $145 million.

- Full year 2001 capital expenditures are expected to be in the range of $75 to $85 million compared to previous guidance of $100 to $120 million.



Further details on the company's financial results for the quarter ended March 31, 2001, and on the company's expectations for the remainder of 2001, will be reported after market close on April 18, 2001.

According to George H. Conrades, Akamai's Chairman and Chief Executive Officer, "Despite the impact the weakened economy has had on our business, we remain optimistic about our long term outlook given the value our services bring to our customers and our fully funded business plan. Our first quarter shortfall, and our revised guidance for the year, is due primarily to lower than expected non-recurring revenue, and to continuing fallout among dot-com customers. Among our key objectives this year is the rapid introduction of our new EdgeSuite(SM) service that
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offers enterprise customers improved Website performance while reducing infrastructure complexity and costs. Our other key objectives for the year include continued growth of our traditional content delivery and streaming services with a focus on the enterprise, monetization of our network and technology, and keeping our cost structure low."

Conrades added, "We have put our startup losses and significant upfront capital expenditures behind us, our cash burn rate has decreased, and we expect it to continue to decline throughout the year. In addition, we have tight cost controls in place and are achieving absolute cost savings through automation and out-sourcing. Also, we expect to reduce our overall workforce by 14%, particularly in the high-cost area of streaming support activities, general product marketing, internal infrastructure, and some administrative functions. We are now estimating EBITDA break-even to occur in the second quarter of 2002 versus previous guidance of the third quarter of 2002."

CFO Timothy Weller explained, "Our fully funded business plan is based on our $386 million of cash and marketable securities at the beginning of this year. By adding an EBITDA loss of $110 to $120 million this year, capital expenditures of $75 to $85 million, and expected other net cash outflows of less than $35 million, you can calculate total cash burn for 2001. For 2002, we expect positive EBITDA and capital expenditures of $75 to $85 million and other net cash outflows of less than $30 million. For 2003, we expect to be free cash flow positive. Combining these facts, we arrive at a plan that is fully funded. As a cushion, we have signed contracts for $25 million of vendor financing and intend to secure more. We have no immediate plans for capital raising beyond the vendor financing"

In addition, Akamai announced an exchange offer today that will make it possible for employees to exchange certain of their stock options for restricted stock at the ratio of two options for one share of restricted stock. "Akamai is committed to the concept of employees as owners, and in light of the recent stock market volatility, the company felt it appropriate to offer this exchange program. We believe this program will help us to motivate employees and further align the interests of the company and its employees with all shareholders," Conrades explained.

In the first quarter, Akamai expects to take a one-time goodwill write-down related to the acquisition last year of INTERVU, Inc.

A conference call with Conrades and Weller will begin today at 5:00 p.m. EST /
2 p.m. PST. To listen to the conference call, dial (800) 274-4379 in the US and Canada, or (1+) (706) 634-7028 internationally, and use conference ID #468752. A replay will be available from later today until 5p.m. EST tomorrow by calling
(800) 642-1687 in the US and Canada, or (1+) (706) 645-9291 internationally, and use the same ID number.

ABOUT AKAMAI
Akamai is the leading Content Delivery Service Provider, serving thousands of customers worldwide. Akamai has the broadest deployment of servers for content, streaming media, and applications delivery with more than 9,700 servers in 56 countries directly connected within over 650 different telecommunications networks.

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AKAMAI STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
The release contains information about future expectations, plans and prospects of Akamai's management that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including, but not limited to, changes that may arise in our first quarter financial
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results through the process of closing the Company's books, general economic conditions, the dependence on Akamai's Internet content delivery service, a failure of its network infrastructure, the complexity of its service and the networks on which the service is deployed, the failure to obtain access to transmission capacity and other factors that are discussed in the Company's Annual Report on Form 10-K and other documents periodically filed with the SEC.